August 23, 2011

Vincent J. Di Stefano, Esq.

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re: Triton Pacific Investment Corporation, Inc.

File Nos. 333-174873 and 814-908

 Dear Mr. Di Stefano:

This letter is being furnished to the Staff in conjunction with the filing of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of Triton Pacific Investment Corporation, Inc. (the “Company”) in order to respond to the Staff comments set forth in your letter to the Company of July 6, 2011, regarding the original filing of the Registration Statement. The captions used below correspond to the captions of your letter.

Prospectus Cover

The Company has revised the cover page of the Prospectus to reflect the specific comments in your letter regarding the cover page.

As to your question regarding the $6,000,000 of expenses referenced in footnote 2 of the pricing table, this amount includes all expenses of issuance and distribution (including legal, accounting, printing, etc.) other than the sales load.

You have inquired as to the function of the Dealer Manager in this offering. That function is to provide logistical, marketing, management and other support to the Company’s efforts to sell its shares, including establishing a network of participating broker-dealers for the sale and distribution of the shares to the public. The Company believes that the role of the Dealer Manager is more comparable to that of a placement agent in the area of non-public offerings than to an underwriter, as the Dealer Manager will make no commitment with respect to the offering, will purchase no shares for its own account and for re-distribution, and will take no underwriting risk in connection with the sale and distribution of the shares. This being the case, and particularly since the dealer manager is an affiliate of the Company, we believe that your suggestion that the Dealer Manager Fee is better characterized as a sales load is appropriate. Accordingly, that comment has been reflected throughout the Prospectus.

While the Dealer Manager has not been involved in any public offerings prior to this offering, it has acted as placement agent with respect to several non-public offerings on behalf of affiliates of the Adviser(Triton Pacific Capital Partners, LLC and its affiliated entities) all on a best efforts basis. These non-public offerings were for 8 private equity funds with investment programs having many similarities to the Company’s investment program.

1

The Company believes that its best efforts offering is similar to a number of recent business development company public offerings, including those effected by Business Development Corporation of America, FS Investment Corp., and Keating Capital Inc. The Company is making the offering on a best efforts basis because it is unsure of the current market appetite for its shares, particularly given the illiquid nature of an investment in its shares, and it believes that it is unlikely that it could locate an underwriter who would underwrite the offering on a firm commitment basis. The Company also believes that a best efforts approach will allow it to control its offering costs better than it could with a firm commitment underwriting, as it should permit the Company to make its marketing and sales efforts more proportionate to the actual market interest in the shares that the Company encounters than it could with a targeted firm commitment offering.

Despite the fact the offering will be conducted on a best efforts basis, the Company is not setting any minimum amount of public offering proceeds in order to effect a first closing of the offering. This is a reflection of the fact that the Company believes that it will be able to begin its investment program with a relatively small amount of offering proceeds, certainly less than $1,000,000, as the investment program combines equity and debt investments, and equity investments of the kind contemplated by the Company may be made with significantly less capital than debt investments. Accordingly, the Company respectfully submits that the minimum-maximum table requirements of Item 1.1.g.5 of Form N-2 would not be meaningful for this offering. The Company has clarified on the cover page that no offering proceeds will be placed in escrow.

Prospectus Summary

Our Investment Objectives and Policies

The Prospectus has been revised to incorporate the Staff’s comments. Please see pages 2-3 of the Prospectus. The Company has provided additional disclosure on page 3 of the Prospectus regarding the risk of disclosure and has also made clear that, while a 50% leverage level is the maximum permitted under law, it is unlikely that such a level will be attained or even approached frequently or at all, which we believe is a more appropriate disclosure than one that would focus particularly on the consequences of leverage at the 50% level.

Business Strategy and Competitive Advantage

Disclosure has been added as to the Company’s use of the term “basic industries”. Please see pages 4-5 of the Prospectus.

Suitability Standards

The Prospectus has been revised as suggested. Please see page 6 of the Prospectus.

2

Estimated Use of Proceeds

The Prospectus has been revised to incorporate the Staff’s comments. Please see page 7 of the Prospectus. The Company does not believe there is an inconsistency between disclosing that there may be some months’ lag between the receipt of offering proceeds (whether initially or subsequently) and their investment in portfolio companies and describing the offering as a two-year long continuous offering. As noted above, the Company is at this time unsure as to the receptivity of the market to this offering and believes that it may take as long as two years to sell all or a substantial portion of the full $300,000,000 of shares being offered. During the period needed to try to sell all of the offered shares, however, the Company intends to invest the proceeds of the sales it does make and there will likely be some lag time between the receipt and the investment of such proceeds. As pointed out in the revised Prospectus, it will take time to identify, investigate, negotiate and close appropriate investments. In the earliest phases of the offering, there may be an additional element of delay inasmuch as it will be difficult to commit to investments prior to the receipt of sales proceeds. The Company also believes that such time lags will likely shorten over time, in general, as its investment program gains momentum.

Liquidity Strategy

The questioned disclosure regarding volatility has been deleted. Please see page 8 of the Prospectus.

Conflicts of Interest

The Prospectus has been revised to incorporate the Staff’s comments. A disclosure that there can be no assurance of SEC approval of affiliated transactions was already included in this section. Please see pages 10-11 of the Prospectus.

The Company has not currently determined whether it will participate in investment opportunities with other affiliates of its Adviser. The Company is disclosing only the possibility that this might occur and the conflict of interest issues that may be presented should it do so. Any determination to do so will be made by the Adviser and the Company’s Board depending on the amount of capital raised in the offering, the type of transaction and the construction of the Company’s portfolio at the time. The Company and the Adviser each will have a Code of Ethics (see the Exhibits to the Registration Statement) that address the potential conflicts of interest that may arise in affiliated transactions. Please see page 11 of the Prospectus to see additional disclosures regarding such policies.

Risk Factors

The Prospectus has been revised to incorporate the Staff’s comments except as noted below. Please see pages 11-13 of the Prospectus. As to OID and PIK securities, the Company believes that any investment in OID securities will not be material to its operations. The Company has expanded its discussion of risks attendant on investments in PIK securities to cover those risks that it deems relevant to its likely investments. See pages 12 and 28 of the Prospectus.

3

While the Company may use leverage during the 12 months following the effectiveness of the Registration Statement, it does not believe that the disclosure called for by Item 8.3.b of Form N-2 is appropriate, as that disclosure is triggered if the issuer has outstanding or is offering a class of senior securities. That is not the case with the Company.

The Company has no current plans to create a wholly-owned subsidiary for the purpose of securitizing its loan portfolio within 12 months of effectiveness of the Registration Statement.

The Adviser’s policies for resolving conflicts of interest regarding the Company are set forth in Item “III. F”of its Code of Ethics, which has been filed as an exhibit to the Registration Statement. As noted above, disclosure of certain aspects of such conflict of interest policies has been enhanced in the Prospectus. Please see pages 3, 11 and 94.

Fees and Expenses

The Prospectus has been revised to incorporate the Staff’s comments. Please see pages 15-16 of the Prospectus.

Footnote (1) applies both to the Table and the Example.

As to the advance payments to be made by the Company to the Dealer Manager, the Company does not believe that its $25,000 per month retainer agreement with its Dealer Manager is an impermissible loan under Section 57(a)(3) of the Investment Company Act. Rather, these payments are in the nature of monthly non-refundable retainers to engage the Dealer Manager and are fully credited against the Dealer Manager Fee portion of the sales load payable to the Dealer Manager. The Company believes that these payments will be earned by the Dealer Manager’s performance of its duties described earlier in this letter and will not be “unearned” in the unlikely event that the offering does not generate a sufficient amount of sales load to offset these advances. The Company has omitted disclosure of this arrangement on the Cover Page, as opposed to elsewhere in the Prospectus because it does not view this arrangement as material to investors. The Prospectus has been clarified, however, so that these payments are now referred to as a retainer, rather than advisory payments. I would be happy to discuss this further with you if you wish.

Regarding the 5% annual return assumed in the Example on page 15, the Staff has suggested that the disclosure include expense figures based on returns generated solely by capital gains. The Company is unclear as to the reason for this suggestion and does not find a source for it in Form N-2. Moreover, the Company believes that it is highly unlikely, given its debt and equity investment program, that its income would be solely generated by capital gains, particularly in its first few years, where interest from debt investments will likely comprise a much larger portion of its income than capital gains. The Company notes that it has not located similar disclosures in recent prospectuses for business development companies that the Company believes have similarities to it, such as for Business Development Corporation of America, FS Investment Corp. and Keating Capital Inc. The Company believes that the disclosures regarding the incentive fees of the Adviser in footnote 5 on page 17 of the Prospectus appropriately address the potential impact of such fees when they become relevant and a cross-reference to the examples of incentive fee calculations set forth on pages 60-70 of the Prospectus has been added to this footnote to aid understanding of this factor. I would be happy to discuss this item further with you if you wish.

4

Compensation of Our Dealer Manager and Investment Advisor

As to the advance payments to the Dealer Manager, please see the response above.

If any payments of the base management fee to the Adviser are deferred, they will be accrued as a liability of the Company in it books and records and financial statements.

The Prospectus has been revised to incorporate the Staff’s comments regarding the section of the table under the heading “Other Expenses”. Please see page 19 of the Prospectus.

Risk Factors

The Staff has questioned the use of the term “sufficient assets”. As noted earlier in this letter, the Company anticipates beginning its investment program after its receipt of a relatively small amount of offering proceeds, certainly less than $1,000,000, as the investment program combines equity and debt investments, and equity investments of the kind contemplated by the Company may be made with significantly less capital than debt investments. The Company, cannot, however, define the level of offering proceeds at which it will begin operations, as this will depend in part on the investment opportunities available to it over the period first following the date the registration statement goes effective and the amount required for such investments. The Company believes that its revision of the first risk factor on page 21 referencing “sufficient assets to begin our investment program with initial investments, as determined by our Adviser” more fully captures these concepts and is responsive to the Staff’s comment.

The Company’s Board of Directors will determine the fair value of the Company’s assets with assistance provided by the Adviser. Given the presence of outside directors, the Company believes this approach is likely to involve fewer potential conflicts of interest than delegating this to the Adviser. I would be happy to discuss this further with you if you wish.

The Company has expanded its disclosure regarding “non-qualifying assets” on page 44 of the Prospectus. In brief, the Company expects that the percentage of its assets that are “qualifying” will normally be in excess of the 70% minimum for it to maintain its BDC status, and the Company does not have a defined strategy for non-qualifying asset investments nor does it plan to invest any particular percentage of its assets in non-qualifying assets nor does it have a defined strategy for non-qualifying asset investments. The Company expects that it may from time to time invests its free cash balances (such as cash generated when the Company disposes of a portfolio investment) in opportunistic non-qualifying assets investments in order to seek enhanced returns for its stockholders pending re-investment in qualifying assets or distribution to its stockholders. Such investments may include investments in the debt and equity instruments of broadly-traded public companies.

Similarly, the Company may, to a very limited extent, invest in the debt and equity securities of companies located outside of the United States. This is disclosed in the Prospectus, as is the possibility that the Company might elect to hedge the resulting currency and interest rate risks with related hedging transactions. Other than for the purpose of hedging such risks, which as noted above are not expected to occur frequently, the Company does not intend to engage in derivative transactions to enhance returns or for any other reasons.

5

The Company believes that the Adviser and its principals have substantial experience in managing equity and debt investments of the kind to be acquired by the Company, and that this is borne out in the disclosures under “Management” in the Prospectus. The Risk Factor relating to the Adviser’s lack of experience focuses on the fact that the Adviser has no experience engaging in this activity within the constraints to be placed on it and the Company under the Investment Company Act. As revised, the Company believes that this Risk Factor is appropriately stated.

The incentive fee paid to the Adviser may be effectively greater than 20% because incentive fee payments are calculated and paid quarterly. If the Fund were to achieve a high degree of success early in any year and then experience losses in the latter part of a year, it is possible that the incentive fee paid to the Adviser would effectively be greater than 20% on the total returns to investors for that year.

Discussion of the Company’s Expected Operating Plans

The Prospectus has been revised to incorporate the Staff’s comments. Please see pages 10, 26 and 40-41 of the Prospectus. The reference to “fees” on page 42 has been modified to clarify that it refers to the management fees that the Company expects to receive from many of its portfolio companies.

Investment Objectives and Policies

The table on page 52 regarding Triton Pacific’s Value Enhancement Program has been revised to eliminate technical terms and jargon. The Company believes that the table provides valuable insight as to its investment practices that will be of interest to investors.

Management

The Company believes that its presentation of management information on page 56 of the Prospectus is consistent with that provided in several similar recent offerings. All of the information called for by Item 18.1 is provided in the table or the narrative that follows, which appears to be consistent with the language of Item 18.2.1. that requires that the information “required by the following table” be provided without mandating that it be presented in the table itself.

Share Repurchase Program

The disclosure set forth in the first paragraph of this item are now fully included on the Cover Page of the Prospectus as well as in the Summary and Risk Factors.

 We believe that Pre-Effective Amendment No. 1 to the Registration Statement and this supplemental letter are responsive to the comments of the Staff. Should you wish to discuss any aspect of either, please do not hesitate to contact Mr. Benkai Bouey at (310) 544-4625.

Very truly yours,

Triton Pacific Investment Corporation, Inc.

By:	/s/Craig Faggen
Craig Faggen Chief Executive Officer